SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ______)*

Kraton Performance Polymers, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
50077C 106
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50077C 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors III, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,825,464
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 5,825,464
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,825,464
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0% (1)
12		TYPE OF REPORTING PERSON CO
____________________________
(1)           Based on a total of 30,596,196 Shares outstanding, which represent (i) 29,709,114 Shares outstanding immediately after the Issuer’s initial public offering of Shares (the “Initial Public Offering”) as disclosed in the Registration Statement on Form S-1 initially filed on October 1, 2009 (as amended) (the “Registration Statement”) and (ii) 887,082 Shares issued by the Issuer on January 7, 2010 pursuant to the exercise of the over-allotment option by the underwriters of the Initial Public Offering, as disclosed on the Issuer’s Current Report on Form 8-K filed on January 8, 2010.

CUSIP No. 50077C 106		13G
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors IV, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 5,687,379
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER - 0 -
WITH:	8.	SHARED DISPOSITIVE POWER 5,687,379
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,687,379
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.6% (2)
12.		TYPE OF REPORTING PERSON CO
____________________________
(2)           Based on a total of 30,596,196 Shares outstanding, which represent (i) 29,709,114 Shares outstanding immediately after the Initial Public Offering as disclosed in the Registration Statement and (ii) 887,082 Shares issued by the Issuer on January 7, 2010 pursuant to the exercise of the over-allotment option by the underwriters of the Initial Public Offering, as disclosed on the Issuer’s Current Report on Form 8-K filed on January 8, 2010.

CUSIP No. 50077C 106		13G
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5.	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 11,512,843
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER - 0 -
WITH:	8.	SHARED DISPOSITIVE POWER 11,512,843
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,512,843
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.6% (3)
12.		TYPE OF REPORTING PERSON IN
____________________________
(3)           Based on a total of 30,596,196 Shares outstanding, which represent (i) 29,709,114 Shares outstanding immediately after the Initial Public Offering as disclosed in the Registration Statement and (ii) 887,082 Shares issued by the Issuer on January 7, 2010 pursuant to the exercise of the over-allotment option by the underwriters of the Initial Public Offering, as disclosed on the Issuer’s Current Report on Form 8-K filed on January 8, 2010.

CUSIP No. 50077C 106		13G
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5.	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 11,512,843
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER - 0 -
WITH:	8.	SHARED DISPOSITIVE POWER 11,512,843
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,512,843
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.6% (4)
12.		TYPE OF REPORTING PERSON IN
____________________________
(4)         Based on a total of 30,596,196 Shares outstanding, which represent (i) 29,709,114 Shares outstanding immediately after the Initial Public Offering as disclosed in the Registration Statement and (ii) 887,082 Shares issued by the Issuer on January 7, 2010 pursuant to the exercise of the over-allotment option by the underwriters of the Initial Public Offering, as disclosed on the Issuer’s Current Report on Form 8-K filed on January 8, 2010.

Item 1(a).	Name of Issuer:

Kraton Performance Polymers, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15710 John F. Kennedy Blvd., Suite 300, Houston, TX 77032

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly on behalf of TPG Advisors III, Inc. (“Advisors III”), TPG Advisors IV, Inc. (“Advisors IV”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”).

Advisors III is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”).  Partners III, Parallel III, Investors III, FOF, FOF B and Dutch Parallel III are the members of TPG III Polymer Holdings LLC (“TPG III Polymer Holdings”).

Advisors IV is the general partner of TPG GenPar IV, L.P., which in turn is the sole general partner of TPG Partners IV, L.P. (“Partners IV”). Partners IV is the sole member of TPG IV Polymer Holdings LLC (“TPG IV Polymer Holdings”).

TPG III Polymer Holdings directly holds 5,825,464 Shares and TPG IV Polymer Holdings directly holds 5,687,379 Shares reported herein.  Because of the relationships between Advisors III and TPG III Polymer Holdings, Advisors III may be deemed to beneficially own the Shares held by TPG III Polymer Holdings.  Because of the relationships between Advisors IV and TPG IV Polymer Holdings, Advisors IV may be deemed to beneficially own the Shares held by TPG IV Polymer Holdings.

David Bonderman and James G. Coulter are directors, officers and sole shareholders of Advisors III and Advisors IV, and therefore may be deemed to beneficially own the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

c/o TPG Capital, L.P.
301 Commerce St., Suite 3300
        Fort Worth, TX 76102

Item 2(c).	Citizenship:

See Item 4 of each of the cover pages.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

50077C 106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which such person has:

( i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2(a) hereto.

Item 8.	Identification and Classification of Members of the Group.

TPG III Polymer Holdings and TPG IV Polymer Holdings (together, “TPG”) are parties to an Amended and Restated Registration Rights and Shareholders’ Agreement (the “Shareholders’ Agreement”) dated December 16, 2009, by and among J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., JPMP Global Fund/Kraton, L.P., JPMP Global Fund/Kraton A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II, L.P., JPMP Global Fund/Kraton/Selldown, L.P. and JPMP Global Fund/Kraton/Selldown II, L.P. (collectively “JPMP”), the Issuer and TPG.  Each of JPMP and TPG is herein referred to as a “Sponsor.”

The Shareholders’ Agreement places restrictions on each Sponsor’s right to transfer the Shares held by it without consent of the other Sponsor, and if consented, grants rights to the consenting Sponsor to participate in such transfers on the same terms.  These provisions will be in effect until December 22, 2011, and terminate earlier if the collective ownership interest of TPG and JPMP falls below 50% of the Shares held by them as of December 22, 2009.  Pursuant to the Shareholders’ Agreement, each Sponsor has the right to elect two directors to the board of directors of the Issuer so long as it owns 10% or more of the outstanding Shares and one director so long as it owns 2% or more of the Shares.  The Shareholders’ Agreement also provides that TPG and JPMP can cause the Issuer to register their Shares under the Securities Act and to maintain a shelf registration statement effective with respect to such Shares.

TPG and JPMP collectively own, based on available information, approximately 19,188,072 Shares, which represents approximately 62.7% of the outstanding Shares based on a total of 30,596,196 Shares outstanding.  The total of 30,596,196 Shares outstanding represent (i) 29,709,114 Shares outstanding immediately after the Initial Public Offering and (ii) 887,082 Shares issued by the Issuer on January 7, 2010 pursuant to the exercise of the over-allotment option by the underwriters of the Initial Public Offering.  The ownership of Shares reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Shareholders’ Agreement, except to the extent already disclosed in this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

               TPG Advisors III, Inc.

By:   /s/ Clive D. Bode______
Name:  Clive D. Bode
        Title:    Vice President

        TPG Advisors IV, Inc.

By:   /s/ Clive D. Bode______
Name:  Clive D. Bode
        Title:    Vice President

        David Bonderman

By:   /s/ Clive D. Bode______
Name:  Clive D. Bode, on behalf
        of David Bonderman(5)

        James G. Coulter

By:   /s/ Clive D. Bode______
Name:  Clive D. Bode, on behalf
        of James G. Coulter(6)

_________________________
(5)  Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to the authorization and designation letter dated September 1, 2009, previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on September 3, 2009.

(6)  Clive D. Bode is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated September 1, 2009, previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on September 3, 2009.

Exhibit Index

Exhibit 1
Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter.*

________

* Incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter.